UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

1755 Broadway

New York, New York 10019

Telecopy: (212) 445-3812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,640,109,990
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,640,109,990
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,640,109,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.943%
14.	Type of Reporting Person (See Instructions) HC

2

This Amendment No. 13 (this “Amendment”) amends and supplements the Schedule 13D filed on July 1, 2015 (the “Original Filing”), as amended by Amendment No. 1 filed on October 5, 2015 (“Amendment No. 1”), Amendment No. 2 filed on October 23, 2015 (“Amendment No. 2”), Amendment No. 3 filed on December 17, 2015 (“Amendment No. 3”), Amendment No. 4 filed on January 20, 2016 (“Amendment No. 4”), Amendment No. 5 filed on February 19, 2016 (“Amendment No. 5”), Amendment No. 6 filed on March 1, 2016 (“Amendment No. 6”), Amendment No. 7 filed on March 11, 2016 (“Amendment No. 7”), Amendment No. 8 filed on May 10, 2016 (“Amendment No. 8”), Amendment No. 9 filed on May 20, 2016 (“Amendment No, 9”), Amendment No, 10 filed on November 22, 2016 (“Amendment No. 10), Amendment No. 11 filed on December 6, 2016 (“Amendment No. 11”) and Amendment No. 12 filed on December 7, 2016 (“Amendment No. 12”, and together with the Original Filing and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Schedule 13D”) by the Filing Person relating to the ordinary shares, without nominal value (the “Shares”), of Telecom Italia S.p.A., a company formed under the laws of the Republic of Italy (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On April 9, 2017, the Reporting Person submitted to the Issuer the following slate of candidates which it is seeking to have appointed as members of the Issuer’s new Board of Directors to be elected at the Issuer’s Ordinary Shareholders’ Meeting scheduled to be held on May 4, 2017 (the “2017 Shareholders’ Meeting”):

•	Arnaud Roy de Puyfontaine

•	Hervé Philippe

•	Frédéric Crépin

•	Giuseppe Recchi

•	Flavio Cattaneo

•	Félicité Herzog(*)

•	Franco Bernabè(*)

•	Marella Moretti(*)

•	Camilla Antonini(*)

•	Anna Jones(*)

*	Candidate who meets the independence requirements provided by Italian law (Art. 147-ter, paragraph 4, and Art. 148, paragraph 3, of Legislative Decree no. 58 of February 24, 1998) and by the Corporate Governance Code of Borsa Italiana S.p.A.

In this same submission, the Reporting Person notified the Issuer that it would seek to have the 2017 Shareholders’ Meeting approve additional resolutions relating to the renewal of the Board of Directors, specifically to:

(i)	set at 15 the number of members of the Company’s Board of Directors;

(ii)	set the term of office at 3 years, with expiry of the term on the date of the shareholders’ meeting to be held for the approval of the financial statement for year 2019;

(iii)	set at Euro 2,200,000.00 the total annual compensation of the Board of Directors in accordance with art. 2389, paragraph 1, of the Italian Civil Code, assuming a composition of fifteen members, to be allocated among the Directors in accordance with the resolutions to be passed by the Board; and

(iv)	authorize the Directors to act notwithstanding the prohibition on competition set forth by Art. 2390 of the Italian Civil Code, where applicable.

The Reporting Persons is soliciting proxies from the holders of the Issuer’s Shares for the election of its proposed slate and the approval of its proposed resolutions, and has prepared an information prospectus in connection with such solicitation which was reviewed by the Consob (the Italian financial markets regulator). An English translation of the prospectus is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a)	As of the date of this Statement, the Filing Person beneficially owned 3,640,109,990 Shares, constituting 23.943% of the outstanding Shares. The percentage of Shares owned is based upon 15,203,122,583, as reported by the Issuer on December 14, 2016.

(b)	The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Person is set forth on the cover page in items 7 through 10.

(c)	On December 6, 2016, Vivendi acquired 2,781,960 Shares of the Issuer through open market purchases in order to bring its interest back up to previous levels.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be filed as Exhibits.

Exhibit 1 Informational Prospectus on the Solicitation of Voting Proxies (English translation).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: April 14, 2017

VIVENDI S.A.

By:	/s/ George E, Bushnell III
Name: George E. Bushnell III
Title: Executive Vice President & Deputy General Counsel

SCHEDULE I-A

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Vivendi are set forth below.

Unless otherwise specified, each person listed below is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)
Management Board

Arnaud de Puyfontaine	Chairman of the Management Board and CEO, Vivendi	42, avenue de Friedland, 75008 Paris, France

Hervé Philippe	Chief Financial Officer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Stéphane Roussel	Chief Operating Officer, Vivendi and Chief Executive Officer, Gameloft SE	42, avenue de Friedland, 75008 Paris, France

Frédéric Crépin	Senior Executive Vice President and Group General Counsel, Vivendi	42, avenue de Friedland, 75008 Paris, France

Simon Gillham	Chairman of Vivendi Village, Senior Executive Vice President, Communications, Vivendi	42, avenue de Friedland, 75008 Paris, France

Supervisory Board

Vincent Bolloré	Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Philippe Bénacin	Vice Chairman of the Supervisory Board, Co-Founder and Chairman and Chief Executive Officer, Interparfums SA	4, rond-point des Champs-Élysées 75008 Paris – France

Tarak Ben Ammar	Chairman of the Board and Managing Director, Quinta Communications	32-34, rue Poussin, 75016 Paris – France Tunisian citizen

Yannick Bolloré	Chairman and Chief Executive Officer, Havas Group	29/30, quai de Dion Bouton Puteaux Cedex 92800 – France

Nathalie Bricault	Marketing and Logistics Manager, Investor Relations Department, Vivendi	42, avenue de Friedland, 75008 Paris, France

Pascal Cagni	Chairman, Chief Executive Officer and Founder, C4 Ventures	9 Queen’s Gate Place Mews, London SW7 5BG United Kingdom

Paulo Cardoso	Assistant Treasurer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Yseulys Costes	Chairwoman and Chief Executive Officer, 1000mercis	28, rue de Châteaudun, 75009 Paris, France

Dominique Delport	Global Managing Director and Chief Client Officer, Havas	29/30, Quai de Dion-Bouton, 92800 Puteaux, France

Alexandre de Juniac	Director General, IATA (Switzerland)	33, route de l’Aéroport, 1215 Geneva, 15 Airport, Switzerland

Aliza Jabès	Chairwoman, Nuxe group	19, rue Péclet, 75015 Paris, France

Cathia Lawson-Hall	Senior Banker and Head of Financial Institutions Group for Africa, Société Générale	17, Cours Valmy 92800 Paris La Défense 7, France

Virginie Morgon	Deputy Chief Operating Officer and member of the Management Board, Eurazeo	1, rue Georges Berger, 75017 Paris – France

Katie Stanton	Chief Marketing Officer, Color Genomics	1801 Murchison Dr #128, Burlingame, CA 94010, USA American citizen

SCHEDULE II-A

The name and present principal occupation or employment of each member of the management team of Vivendi is set forth below.

Each of the persons identified below is a citizen of France, with the exception of Simon Gillham, who is a citizen of Great Britain.

The business address for each person identified below is 42, avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment

Arnaud de Puyfontaine	Chairman of the Management Board and CEO, Vivendi

Hervé Philippe	Chief Financial Officer and Member of the Management Board, Vivendi

Stéphane Roussel	Chief Operating Officer and Member of the Management Board, Vivendi and Chief Executive Officer, Gameloft SE

Frédéric Crépin	Senior Executive Vice President, Group General Counsel and Member of the Management Board, Vivendi

Simon Gillham	Chairman of Vivendi Village, Senior Executive Vice President, Communications, Vivendi and Member of the Management Board, Vivendi